Exhibit (a)(1)(iii)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
2SEVENTY BIO, INC.
at
$5.00 Net Per Share
Pursuant to the Offer to Purchase Dated April 14, 2025
by
DAYBREAK MERGER SUB INC.
a wholly owned subsidiary of
Bristol-Myers Squibb Company
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON MAY 12, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER
TERMINATED.
April 14, 2025
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Daybreak Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), to act as the information agent (the “Information Agent”) in connection with Purchaser’s offer to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of 2seventy bio, Inc., a Delaware corporation (“2seventy bio”), at a purchase price of $5.00 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith.
Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.
Enclosed herewith for your information and forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee are copies of the following documents:
1.	The Offer to Purchase.
2.
The related Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	IRS Form W-9 and instructions providing information relating to federal income tax backup withholding.
4.
Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to Equiniti Trust Company, LLC (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, prior to the expiration of the Offer.

5.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6.	2seventy bio’s Solicitation/Recommendation Statement on Schedule 14D-9 dated April 14, 2025.
YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON MAY 12, 2025, UNLESS THE OFFER IS EXTENDED OR EARLY TERMINATED (SUCH TIME OR SUCH SUBSEQUENT TIME TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED IN ACCORDANCE WITH THE MERGER AGREEMENT (AS DEFINED BELOW), THE “EXPIRATION TIME”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 10, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among 2seventy bio, Parent and Purchaser. The Merger Agreement provides, among other things, that as promptly as reasonably practicable following (but in any event on the same date as) the acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into 2seventy bio (the “Merger”), with 2seventy bio continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (being such date and at such time as a certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each outstanding Share (other than (i) Shares held by 2seventy bio or held in 2seventy bio’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the Offer Price, in cash, without interest, subject to any applicable withholding of taxes. No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of 2seventy bio who (a) did not tender their Shares in the Offer; (b) follow the procedures set forth in Section 262 of the DGCL; and (c) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.
The board of directors of 2seventy bio, at a meeting duly called and held, unanimously (a) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”); (b) determined that the Transactions, including the Offer and the Merger, are fair to in the best interests of 2seventy bio and its stockholders; (c) determined that the Merger will be effected under Section 251(h) of the DGCL; and (d) resolved to recommend that the stockholders of 2seventy bio accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Concurrently with the execution of the Merger Agreement, certain stockholders of 2seventy bio, including all of the directors and certain executive officers of 2seventy bio entered into tender and support agreements (the “Tender and Support Agreements”). Collectively, these stockholders have beneficial ownership of approximately 5.3% of the Shares (including Shares represented by vested and unvested options they hold). Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements. Pursuant to the Tender and Support Agreements, each of these directors and executive officers has agreed (solely in their capacity as stockholders of 2seventy bio), among other things, to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially owned by such persons immediately prior to the time of expiration of the Offer.
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares unless: (a) the number of Shares validly tendered and not validly withdrawn at or prior to the Expiration Time, considered together with all other Shares (if any) beneficially owned by Parent or any of its controlled affiliates (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by section 251(h)(6) of the DGCL), would represent one more than 50% of Shares outstanding at the time of the expiration of the Offer; (b) (i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have been received or shall have terminated or expired, as the case may be and (ii) any agreement with a Governmental Entity (as defined in the Merger Agreement) entered into by the parties to the Merger Agreement not to consummate the Offer or the Merger shall have expired or been terminated; (c) the Merger Agreement shall not have been validly terminated in accordance with its terms; (d) no temporary restraining order, preliminary or permanent injunction or other Order (as defined in the Merger Agreement) preventing the consummation of the Offer or the Merger shall have been issued by any Governmental Entity of competent jurisdiction that is in effect at the Expiration Time, and there shall be no law that is in effect at the Expiration Time enacted by any Governmental Entity of competent jurisdiction that makes consummation of the Offer or the Merger illegal; (e) (i) the representations and warranties of 2seventy bio set forth in Section 4.1(a) and the first sentence of Section 4.1(b) (Organization and Good Standing; Subsidiaries), Section 4.19 (Authority; Binding Nature of Agreement), Section 4.23 (Opinion of Financial Advisor), Section 4.24 (Brokers) and Section 4.25 (Section 203 of the DGCL) of the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); (ii) the representations and warranties of 2seventy bio set forth in clauses (a), (d) and (e) of Section 4.3 (Capitalization) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except for de minimis inaccuracies; (iii) the representations and warranties of 2seventy bio set forth in clause (b) of Section 4.5 (Absence of Changes) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time and (iv) the other representations and warranties of 2seventy bio set forth in Article 4 of the Merger Agreement shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement); (f) 2seventy bio shall have performed or complied in all material respects with the obligations or covenants that are required to be performed by it prior to the Expiration Time under the Merger Agreement; (g) since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect; and (h) 2seventy bio shall have delivered to Parent, dated as of the Expiration Time, a certificate signed on behalf of 2seventy bio by an executive officer of 2seventy bio to the effect that the conditions set forth in the foregoing clauses (e), (f) and (g) have been satisfied as of immediately prior to the Expiration Time. These conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.
Purchaser will not pay any fees or commissions to any broker, dealer or any other person (other than to the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their clients.
Purchaser will pay all stock transfer taxes imposed on it with respect to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
In order to take advantage of the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, at one of the Depositary’s addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Time and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer and the Depositary must receive timely confirmation of the book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and the Offer to Purchase. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PARENT, PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.